Exhibit 12.1

TANGER FACTORY OUTLET CENTERS, INC. AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Six months ended June 30,
	2015	2014
Earnings:
Income before equity in earnings of unconsolidated joint ventures and noncontrolling interests (1)	$57,156	$31,614
Add:
Distributed income of unconsolidated joint ventures	5,535	2,699
Amortization of capitalized interest	298	256
Interest expense	26,177	29,502
Portion of rent expense - interest factor	1,067	1,051
Total earnings	90,233	65,122

Fixed charges:
Interest expense	26,177	29,502
Capitalized interest and capitalized amortization of debt issue costs	2,646	2,125
Portion of rent expense - interest factor	1,067	1,051
Total fixed charges	$29,890	$32,678

Ratio of earnings to fixed charges	3.0	2.0

(1)
Income before equity in earnings of unconsolidated joint ventures and noncontrolling interests for the period ended June 30, 2015, includes a $13.7 million gain on the sale of our equity interest in the Wisconsin Dells joint venture.